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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                       (AMENDMENT NO. 13)

              AMERICAN EDUCATIONAL PRODUCTS, INC.
                        (Name of Issuer)

            Common Stock, par value $0.05 per share
                    (Title of Class of Securities)

                           02553T103
                         (Cusip Number)

                         Steven B. Lapin
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         June 22, 2000
    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 02553T103
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1.   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          G.C. Associates Holdings Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a) [  ]
                                        (b) [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7. SOLE VOTING POWER
OF SHARES                936,501 SHARES
BENEFICIALLY             -------
OWNED BY EACH       8. SHARED VOTING POWER
REPORTING                   0    SHARES
PERSON WITH              -------
                    9. SOLE DISPOSITIVE POWER
                         936,501 SHARES
                         -------
                    10. SHARED DISPOSITIVE POWER
                            0    SHARES
                         -------
11.   AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING
      PERSON  936,501 SHARES

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                  [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     68.8%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS
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Item 1.        Security and Issuer.
               --------------------
      The undersigned hereby supplements and amends the Schedule 13D, dated May 30, 1997, as amended (the "Statement"), filed in connection with the Common Stock, par value $.05 per share (the "Common Stock"), of American Educational Products, Inc., a Colorado corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4.        Purpose of Transaction.
               -----------------------
      Item 4 of the Statement is hereby amended to add the following:

     On June 22, 2000, GC delivered to the Company's Board of Directors a letter expressing its proposal to merge GC (or a subsidiary thereof) into the Company pursuant to which all minority holders of Common Stock of the Company would receive $10.00 per share in cash. GC further indicates that the proposed per share price is based upon GC's review of the Company's public information (including GC's calculation of the Company's EBITDA for its most recent fiscal year) and the results of the Company's fiscal quarter ended March 31, 2000. The letter also states that GC would give immediate consideration to any further information which the Company's Board (or any shareholder representative that the Company may retain for this purpose) would call to its attention. Reference is made to the letter, a copy of which is annexed hereto as Exhibit A.

      In the event the Company determines not to pursue the proposed merger, GC may consider taking other action which could result in the acquisition or disposition of securities of the Company.


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Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              G.C. Associates Holdings Corp.



                              By: /s/ Steven B. Lapin
                                  -------------------
                                      Steven B. Lapin




June 22, 2000

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                             EXHIBIT A


                 G.C. ASSOCIATES HOLDINGS CORP.
                     96 CUMMINGS POINT ROAD
                  STAMFORD, CONNECTICUT 06902


                                        June 22, 2000



TO:   The  Board of Directors of American Educational  Products,
      Inc.


Gentlemen:

      G.C. Associates Holdings Corp. ("G.C. Associates") has previously indicated in its Schedule 13-D that it may elect to submit an offer to purchase American Educational Products, Inc. ("AMEP"). We now propose to merge G.C. Associates (or a subsidiary thereof) into AMEP pursuant to which all minority holders of AMEP common stock would receive $10.00 per share in cash. The foregoing per share price is based upon our review of AMEP's public information (including our calculation of AMEP's EBITDA for its most recent fiscal year) and the results of AMEP's fiscal quarter ended March 31, 2000. To the extent that there is further information, financial or otherwise, which the Board (or any shareholder representative that you may retain for this purpose) would like to call to our attention, we would give it immediate consideration.

     Consummation of the transaction would be subject, among other conditions, to (i) the satisfactory completion by G.C. Associates of its due diligence review of AMEP's business, assets and liabilities and (ii) execution and delivery of a definitive merger agreement and such other documentation (including regulatory filings) as may be requisite or appropriate.

      We  request  that  you give immediate  attention  to  this proposal.  Concurrent  with the delivery of  this  letter,  G.C.
Associates   is  filing  an  amendment  to  its  Schedule   13-D
disclosing the subject matter hereof.

     We look forward to your response.

                              Sincerely,

                              Steven B. Lapin